UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-37381

MEDIGUS LTD.

(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On July 13, 2017, Medigus Ltd., or the Company, has entered into the exclusive distribution agreement with Shanghai Golden Grand-Medical Instruments Ltd., or the China Distribution Agreement, replacing the previous agreement between the parties. Under the terms of the China Distribution Agreement, Shanghai Golden Grand-Medical Instruments Ltd., or Golden Grand, will act as the Company’s exclusive distributor in China for a period of five years commencing as of the receipt of approval of the China Food and Drug Administration, or the CFDA. The China Distribution Agreement requires Golden Grand to purchase minimum annual quantities of the Company’s products, which are expected to amount to at least USD 27 million during the term of the Agreement. Under the terms of the China Distribution Agreement, Golden Grand’s commitment to purchase the minimum annual quantities will enter into effect after the receipt of the CFDA approval. In addition, either party may, at its sole discretion, terminate the China Distribution Agreement immediately upon the occurrence of: (i) a breach of the other party’s warranties or representations, which is not cured within the time period set forth thereto, (ii) in the event of the other party’s insolvency, bankruptcy, assignment for the benefit of its creditors, was appointed a receiver, has filed a voluntary petition in bankruptcy or reorganization or suffers the filing of an involuntary petition against it to have it declared bankrupt or reorganized; provided, however, that such failure, breach, status, assignment to creditors, petition or appointment, if curable, is not cured within the applicable period of time set forth thereto or if the other party assigns substantially of its assets for the benefit of its creditors, and (iii) if the CFDA registration certificate is not procured, or if revoked or expires, is not renewed by the end of time period set forth under the terms of the Amended Agreement. In addition, the Company may terminate the China Distribution Agreement immediately or revoke Golden Grand’s exclusivity rights in the Territory (as defined thereto), upon a 90 days written notice, in the event Golden Grand: (a) fails to obtain the regulatory approvals required by the Amended Agreements by the end of the period stated thereto, (b) any of the aforementioned regulatory approvals are revoked or otherwise cease to be valid during the term of the China Distribution Agreement for any reason or that Golden Grand fails to renew the regulatory approvals on the date that any such regulatory approvals cease to be valid, (c) fails to purchase or execute payment in full for, the minimum purchase quantities during and cumulative semi-annual period of the term, and (d) undergoes a change of control and in the event the Company believes that such change of control has a negative effect to it.

In connection with the China Distribution Agreement, on July 18, 2017, the Company issued a press release titled: “Medigus and Golden Grand Expand Distribution Arrangement in China for $27M of MUSE Systems.” A copy of this press release was furnished on Form 6-K filed with the U.S. Securities and Exchange Commission, or the Commission, on July 18, 2017.

In addition, the Company has entered into an exclusive distribution agreement with Izasa Hospital, S.L.U., or the Spain Distribution Agreement. Under the terms of the Agreement, Izasa Hospital, S.L.U., or Izasa Hospital, a distributor of medical products in the hospital sector, will act as the Company’s exclusive distributor in Spain for a period of five years commencing as of July 1, 2017. The Spain Distribution Agreement requires Izasa Hospital to purchase minimum annual quantities of the Company’s products, which are expected to amount to at least EUR 1.4 million during the term of the Agreement.  Under the terms of the Spain Distribution Agreement either party may, at its sole discretion, terminate the Spain Distribution Agreement immediately upon the occurrence of: (i) a failure of the other party to perform a material covenant, (ii) a breach of the other party’s warranties or representations, or (iii) in the event of the other party’s insolvency, inability to pay debts, bankruptcy or was appointed a receiver; provided, however, that such failure, breach, status or appointment, if curable, is not cured within the applicable period of time set forth thereto. In addition, the Company may terminate the Spain Distribution Agreement immediately, in the event Izasa Hospital: (a) engages in a competing activity not in accordance with the terms of the Agreement, (b) does not order the minimum annual quantities set forth under the Agreement, or (c) otherwise does not comply with the terms of exclusivity, does not comply with its respective warranty obligations or in the event of force majeure.

In connection with the Spain Distribution Agreement, on July 19, 2017, the Company issued a press release titled: “Medigus Expands Global Commercial Availability of MUSE™ Through Distribution Agreement With Izasa Hospital, S.L.U. in Spain.” A copy of this press release is furnished herewith as exhibit 99.1.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Commission on August 24, 2016 (Registration No. 333-213280) and its Registration Statement on Form S-8 filed with the Commission on September 9, 2015 (Registration No. 333-206803).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: July 19, 2017	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Expands Global Commercial Availability of MUSE™ Through Distribution Agreement With Izasa Hospital, S.L.U. in Spain” dated July 19, 2017.